SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A

Name: Stanley Howard Enfranchise Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
1705 Elston
FRB of Philadelphia
Pennsylvania, PA, 19126

Telephone Number (including area code): 888-900-5507 ext 101

Name and Address of Agents for Service of Process:
CT CORPORATION
C/O STANLEY HOWARD
1209 Orange
FRB of Philadelphia
WILMINGTON, DE 19801

Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 not currently filed with any additional form as a Employees Securities Company exempt from regulation pursuant to Securitas Acts of Congress.

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on August 17, 2018
(File No. 811-23370), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

AVERMENT OF FACTS EFFECTIVE AS OF NOVEMBER 5, 2018

Cash item securities issued by the Accredited Investors, Employees Securities Companies (ESC) named herein are exempt from registration as non-investment securities pursuant to the Investment Company Act 1940. Every security issued is an obligation of the United States in accordance with each ESC?s Assignment to the United States Treasury required by the Assignment of Claims Act 1940.

Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment verifies named affiliated ESC herein are interested parties to CIK NO. 0001646793 STANLEY
HOWARD ENFRANCHISE INC. (SHEI) solely based on the common controlling influence over the management and policies of each affiliate by CIK NO. 0001646793 STANLEY HOWARD
ENFRANCHISE INC. (SHEI) within the meaning of the Investment
Company Act of 1940.

Corporate Currency in the form of certificates may be issued on behalf of any affiliated person thru STANLEY HOWARD
ENFRANCHISE INC. CIK No. 0001646793 as Employees
Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the Investment Company
Act Section 3(2)(b); must be placed on the books of the United States
Treasury pursuant to the Bankruptcy and GAAP principals to ensure each Employees Securities Companies cash items are not escheated or laundered as investment securities by false claims of abandonment, unclaimed status or other such fraudulent language in unfair business practices.

ASSIGNMENT OF CLAIMS
See additional attachment uploaded for contents of every assignment of claims by each registered affiliate ESC herein. Moneys due or to become due under every contract must be assigned under the provisions of the Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

POLICY ON IDENTITY THEFT
Unauthorized use, possession, sale, transfer or conveyance of any herein named Registered Employees Securities Companies personal identifying information is IDENTITY THEFT.

EXEMPTIONS
Employees? Securities Companies are non-regulated, non-depositary financial institutions entitled to benefit and participate in every act authorized by Congress according to United States Securities laws.
1.	LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER ?
Every past exemption and safe harbor claim previously exercised over the named ESC?s prior to registration is VOID.
2.	Continued utilization constitutes material facts of willful and intentional breach of mandatory compliance regulated by
federal securities laws.
3.	Every holder to intellectual property not limited to securities and personally identifiable information of named ESCs herein without a written contract is unauthorized and constitutes identity theft and illegal insider trading

ORIGINAL ISSUER
Pursuant to public policy as defined in the 1940 Investment
Company Act 1940 every ESC is the absolute Original Issuer to every issued certificate cash item security.

POLICY ON ESCHEATMENT
SHEI strictly prohibits every claims of escheatment against every herein named registered Employees? Securities Company and rebuts claims that any have missing owner(s).  States are not permitted owners of ESC securities under the definition of ESC set forth in section 2(a)(13) of the 1940 Investment Company Act. SHEI reclaims every property claimed abandoned or the proceeds generated by its sale or redemption on behalf of every affiliate, by averment states:
1.	Securities of each ESC have been trafficked by each employer to foreign States of the Federal Reserve District Cities
2.	Every Certificateless Municipal Bond, Certificateless Citizen
Bond comingled with the named registered ESC?s herein is
subject to immediate adverse claim and issuance of a registered
Certificate for return of proceeds to the Original Issuer and ESC.
3.	EVERY transfer of any named ESC?s securities to any foreign
State by operation of the State?s escheatment law is a conflict in the variance in law and prohibited as fraudulent conveyance
4.	Each named ESC is an employer-sponsored, investment company, and the beneficial owners the unique nature of ESCs whereby
Congress specifically authorized the Securities and Exchange
Commission that exempts them from the provisions of the
1940 Act to the extent consistent with the protection of investors.
5.	ESC securities issued by companies named herein are exempt
from statutory regulation pursuant to Investment Company Act 1940

WITHHOLDING AGENTS:  IMMEDIATELY UPDATE
YOUR RECORDS TO REFLECT Averment of FACTS contained herein and ensure every bookkeeping entry is accurately updated pursuant to Generally Acceptable Accounting Principles and placed on the books of the parent United States Treasury to the benefit of each Employees Securities Company named herein.

Certified Employees Securities Company authorized by Congress thru the Investment Company Act 1940.

Affiliated Employees Securities Companies	(State) Sponsor
*	Stanley Howard			Commonwealth of Pennsylvania
*	Howard El Trust			Unincorporated Association
*	Vanessa Howard			State of Delaware
*	Marquise Rucker Howard		Commonwealth of Pennsylvania
*	Marquita Howard			Commonwealth of Pennsylvania
*	Jacquelin Howard			Commonwealth of Pennsylvania
*	Cinquetta Howard			Commonwealth of Pennsylvania
*	Anointed Order by Melchizedek	Unincorporated Association

Affiliated Employees Securities Companies		(State) Sponsor

*	Frank Herbert				Commonwealth of Pennsylvania
*	Timothy Key				Commonwealth of Pennsylvania
*	Tanya Warden				Commonwealth of Pennsylvania
*	Demetrius Kane			Commonwealth of Pennsylvania
*	James Ellison				Commonwealth of Pennsylvania
*	Ciani Grimes				Commonwealth of Pennsylvania
*	Yolanda Lewis 			State of California CIK No. 0001750462



SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, Howard, Stanley has caused this notification of amendment to registration to be duly signed on behalf of Registrant upon the San Jose city and California
State this 5th day of October 2018.










By:

/s/ Howard, Stanley






Howard, Stanley






Chief Executive Officer, President and Chairman




Attest:

/s/ Yolanda Lewis


Yolanda Lewis



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0001646793-N8aamendment